Filed by Allen Telecom Inc.
Commission File No. 001-06016
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Allen Telecom Inc.
Commission File No. 333-104177

     This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934.

     Allen Telecom Inc. posted the following document on its Intranet.

6/06/03 Allen Employee Q & A

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Q:	What did we announce?
A:	On February 18, 2003, we announced the signing of a definitive agreement under which Andrew will acquire Allen Telecom Inc. in a stock-for-stock transaction valued at approximately $500 million.

Q:	Why is Andrew acquiring Allen?
A:	Adding Allen’s strengths in filters, repeaters and in-building solutions, network geolocation and base station antennas will establish “Andrew” as the preeminent global wireless infrastructure subsystems supplier, with capabilities to provide total customer solutions, including virtually the entire base station RF footprint. The combined company will be the number one global supplier of coaxial cables, RF power amplifiers, terrestrial microwave antennas, network geolocation solutions, and repeaters and in-building systems; and the number two global merchant provider of filters and base station antennas. And, we will be able to deliver an integrated offering of active components – filters and RF power amplifiers – to better meet the evolving performance and cost-efficiency requirements of our customers. As a result of the Allen acquisition, Andrew will be uniquely positioned to capture a greater portion of the $20 billion wireless infrastructure subsystems market.

Q:	Where will the $40 million in synergies that were announced come from?
A:	We see opportunities for synergies and cost savings from efficiencies in manufacturing, purchasing, research and development, sales and marketing, general and administration.

Q:	What can you tell us about the Andrew President and CEO, Ralph Faison?
A:	Ralph was appointed as CEO of Andrew Corporation in February 2003, succeeding Dr. Floyd L. English. (Dr. English remained as Chairman of Andrew a role he has held since 1994.) Ralph was the president and chief operating officer of Andrew from June 2002 after his company Celiant Corporation (manufacturer of RF Power Amplifiers) was acquired by Andrew. Before Celiant, Ralph was a vice president in Lucent’s New Ventures Group and Lucent’s VP of Advertising and Brand Management. Prior to Lucent, he held positions in sales, marketing, business unit management, and manufacturing for AT&T, including VP and General Manager of the AT&T wireless business unit and manufacturing VP for the AT&T Consumer Products Unit in Bangkok, Thailand.

Q:	How many employees does Andrew have?
A:	Andrew has approximately 4,000 employees in 28 countries worldwide.

Q:	Where is Andrew located?
A:	The corporation’s headquarters are in Orland Park, Illinois, USA. Andrew also has manufacturing locations in eight countries around the world Sorocaba, Brazil; Whitby, Canada; Suzhou, China; Brno, Czech Republic; Reynosa and Nogales, Mexico; Lochgelly, Scotland; Goa,

India; and in Illinois, Maine, and Texas in the United States. R&D is carried out in the United States and China. In the US, the company has 33 locations that house manufacturing, sales, engineering and operating offices. Outside the US the company has locations in Australia, Brazil, Canada, China, Finland, France, Germany, Italy, India, Japan, Malaysia, Mexico, New Zealand, Philippines, Saudi Arabia, South Africa, Spain, Sweden, and Switzerland.

Q:	Where are the Andrew manufacturing locations?
A:	Andrew has manufacturing locations in eight countries around the world:
Sorocaba, Brazil; Whitby, Canada; Suzhou, China; Brno, Czech Republic; Reynosa and Nogales, Mexico; Lochgelly, Scotland; Goa, India; and in Illinois, Maine, and Texas in the United States.

Q:	What products does Andrew make?
A:	Andrew makes and distributes products in markets and applications worldwide and is the world’s leading provider of RF subsystem solutions, providing a comprehensive range of products for a typical wireless cell site. Principal Products and Systems include:

•	Coaxial cable, connectors, assemblies and installation accessories

•	Power amplifiers

•	Terrestrial microwave, broadcast, earth station, base station, and radar antennas

•	Wireless antennas and GPS components for the automotive telematics market

•	In-building and DCS communications products and systems, power amplifiers, repeaters and filters

Q:	Where can I get more information about Andrew Corporation?
A:	The best place to learn more about Andrew Corporation is on their website, http://www.andrew.com.

Q:	What about severance and benefits packages?
A:	Nothing will change overnight; current benefits and severance policies will remain in effect while we take a look at the programs and policies in both companies – as well as best practices. The goal is to complete the analysis by September 30, 2003. Any changes to benefits programs will be announced at that time.

Q:	Where can I get more information about how the merger of Allen and Andrew might affect me?
A:	As more information about the acquisition is available, it will be communicated via your Human Resources representative. In addition, feel free to talk with your supervisor or your HR representative. We will also be issuing “Transaction Update” communications via this website.

Additional Information and where to find it
Andrew intends to file a registration statement on Form S-4 in connection with the transaction, and Andrew and Allen intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of Andrew and Allen are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Andrew, Allen and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) as well as other documents filed by Andrew and Allen with the SEC at the SEC’s web site at www.sec.gov. A free copy of the joint proxy statement/prospectus and such other documents may also be obtained from Andrew or Allen. Andrew and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Andrew’s officers and directors in the transaction will be included in the joint proxy statement/prospectus. Allen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Allen’s officers and directors in the transaction will be included in the joint proxy statement/prospectus.

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Additional Information And Where To Find It
On June 10, 2003, Andrew filed a registration statement on Form S-4 with the SEC in connection with the transaction containing a definitive joint proxy statement/prospectus regarding the transaction. Investors and security holders of Andrew and Allen are urged to read the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003 and any other relevant materials filed by Andrew or Allen with the SEC because they contain important information about Andrew, Allen and the transaction. The definitive joint proxy statement/prospectus was sent to Andrew and Allen security holders of record as of May 27, 2003 on or about June 12, 2003 seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus as well as other documents filed by Andrew and Allen with the SEC at the SEC’s website at www.sec.gov. A free copy of the definitive joint proxy statement/prospectus and such other documents may also be obtained from Andrew or Allen. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the transaction. Andrew and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Andrew’s officers and directors in the transaction is included in the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003. Allen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Allen’s officers and directors in the transaction is included in the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003.